UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On June 20, 2013, HudBay Minerals Inc. filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) a Material Change Report, dated June 20, 2013, announcing, among other things: (a) Hudbay’s offering of US$150,000,000 of senior unsecured notes (“Notes”), (b) Hudbay’s pricing of US$150,000,000 of the Notes, and (c) that Hudbay has completed its offering of US$150,000,000 of the Notes, (ii) a First Supplemental Indenture Agreement among Hudbay, certain Guarantors and U.S. Bank National Association, dated June 20, 2013, in respect of Hudbay’s offering of US$150,000,000 of the Notes, and (iii) a press release announcing the completed offering of US$150,000,000 of the Notes.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                  Exhibit 99.1 — Material Change Report announcing Hudbay’s initial offering, subsequent pricing and completed offering of senior unsecured notes;

•                  Exhibit 99.2 — First Supplemental Indenture Agreement in respect of Hudbay’s offering of senior unsecured notes; and

•                  Exhibit 99.3 — Press release announcing Hudbay’s completed offering of senior unsecured notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly

Name:	Patrick Donnelly

Title:	Vice President, Legal and Corporate Secretary

Date: June 21, 2013

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Material Change Report announcing Hudbay’s initial offering, subsequent pricing and completed offering of senior unsecured notes.

99.2	First Supplemental Indenture Agreement in respect of Hudbay’s offering of senior unsecured notes.

99.3	Press release announcing Hudbay’s completed offering of senior unsecured notes.